SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MATERIAL FACT – MIGRATION TO NOVO MERCADO AND
STRENGTHENING OF THE CORPORATE GOVERNANCE

The management of TIM Participações S.A. (“TIM PART” or “Company”), in compliance with the provisions of §4 of article 157 of Law no. 6.404/76, as amended (“Corporate Law”) and CVM Instruction no. 358/02, hereby discloses to its shareholders, market in general and other interested persons, as follows.

At this date, the Board of Directors of TIM PART has resolved upon: (1) the Company migration to the listing segment “Novo Mercado” of BM&FBOVESPA (“Novo Mercado”), and the consequent admission of the shares issued by the Company for trading in Novo Mercado; (2) the proposal of conversion of preferred shares into common shares of the Company at the ratio of 0,8406 newly issued ordinary shares of the Company to each preferred share of the Company, which reflects the weighted average  of market prices of the common and preferred shares issued by the Company in the 60 days prior to, and including the day of, May 4 2011 based on the appraisal prepared by Banco Santander (Brasil) S.A., which has been hired as the Company`s financial advisors for this purpose; and (3) authorize the Company Executive Board to start the negotiations with BM&FBOVESPA, the Brazilian Securities Commissions  – CVM, as well as any agencies, autarchies or third parties in view of the Company’s adhesion to the Regulation of Novo Mercado.

The Company Board of Directors Resolution was preceded by resolution in the same sense taken by Telecom Italia S.p.A. Board of Directors in Milan, Italy and by TIM Brasil Serviços e Participações S/A, in Rio de Janeiro, Brazil.
The Company migration to Novo Mercado will result in benefits both for the company, and for all the shareholders. The significantly high corporate governance practices required by Novo Mercado Regulation, aligned to the Best corporate governance practices of markets as the United States and Europe, will increase the potential of attraction of new investors and the liquidity of the shares publicly traded by the Company. With TIM PART migration to Novo Mercado, all shares of the Company will be part of the Company’s American Depositary Receipts program. In addition, the Company dividends policy will be unified and the tag along of 100% will be assured to all the shareholders in the event of transfer of control.

Stages of Migration to Novo Mercado and Implementation of new corporate governance structure

The Company Executive Board will immediately start the negotiations with BM&FBOVESPA with the purpose of obtaining the necessary authorizations for the listing of the Company shares’ in Novo Mercado, including by means of submitting to BM&FBOVESPA a new By-laws’ proposal.

Once the negotiations with BM&FBOVESPA are concluded, the Company Board of Directors shall meet once again to call the Extraordinary General Shareholders’ Meeting to resolve on the matters listed in items (1) and (2) above and on the proposals to change the Company’s By Laws.

The efficiency of the resolutions taken in the Extraordinary General Shareholders’ Meeting will depend on the ratification by the Special Meeting of Preferred Shareholders to be held at the same date of the Extraordinary General Shareholders’ Meeting.
The shareholders owners of preferred shares disagreeing from the foregoing resolutions will be entitled to right to withdraw, considering their shareholding positions at the closing of May 05, 2011.

The Company will continue informing the market of all the procedures for the implementation of Novo Mercado rules to its corporate governance structure by means of its Investors Relation site  (http://www.tim.com.br/ir).

Rio de Janeiro (RJ), May 05, 2011.

TIM PARTICIPAÇÕES S.A.
Claudio Zezza CFO and Investors Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:May 5, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.